U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                  (Check One):

                [ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ]
                  Form 11-K [X] Form 10-Q and Form 10-QSB [ ]
                                   Form N-SAR


For Period Ended: September 30, 1994

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ..............................................

- -------------------------------------------------------------------------------

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

- -------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:.................................

...............................................................................

- -------------------------------------------------------------------------------

Part I--Registrant Information

- -------------------------------------------------------------------------------

Full Name of Registrant: Paramount Communications Inc.
Former Name if Applicable:

...............................................................................

Address of Principal Executive Office (Street and Number):

1515 Broadway

City, State and Zip Code

New York, NY  10036
- -------------------------------------------------------------------------------

Part II--Rules 12b-25(b) and (c)

- -------------------------------------------------------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]     (a)      The reasons  described in reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]     (b)      The subject annual report,  semi-annual report,  transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]     (c)      The  accountant's  statement or other exhibit required by
                 Rule 12b-25(c) has been attached if applicable.

- -------------------------------------------------------------------------------

Part III--Narrative

- -------------------------------------------------------------------------------

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

                                                 (Attach Extra Sheets if Needed)
Additional time is required to work through the extensive accounting and other issues involved in connection with Viacom Inc.'s mergers with Blockbuster Entertainment Corporation and Paramount Communications Inc.

- -------------------------------------------------------------------------------

Part IV--Other Information

- -------------------------------------------------------------------------------

     (1) Name and telephone number of person to contact in regard to this notification

         Kevin Lavan             (212) 258-6000
         (Name)          (Area Code)  (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                        [X] Yes  [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        [X]  Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Schedule I attached hereto.

                         PARAMOUNT COMMUNICATIONS INC.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:   November 14, 1994          By: /s/ Kevin Lavan
                                       Vice President, Controller and
                                       Chief Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

- -------------------------------------------------------------------------------

                                   ATTENTION
     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

- -------------------------------------------------------------------------------

                                                                   Schedule I
                                                                   ----------
On September 29, 1994, Blockbuster Entertainment Corporation ("Blockbuster") merged with and into Viacom Inc. ("Viacom"). On July 7, 1994, Paramount Communications Inc. ("Paramount") merged with and into a wholly owned subsidiary of Viacom and Paramount became a wholly owned subsidiary of Viacom.

As a result of the acquisitions and consolidations of each of Blockbuster and Paramount, Viacom's financial results are subject to significant purchase accounting adjustments. Because of the significance of such adjustments and because such adjustments have not been finalized as of the date of this filing, Viacom is unable to prepare a meaningful estimate of its operating results. At such time as the purchase accounting adjustments are finalized, Viacom will file its actual results of operations with the Securities and Exchange Commission.